UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

(Name Of Subject Company (Issuer))

MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

(Name Of Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

55608D101

(CUSIP Number of Common Stock)

Macquarie Capital Investment Management LLC

125 West 55th Street

New York, New York 10019

212-231-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
Not applicable (1)	Not applicable

(1)	In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                    N/A                     Filing Party:                    N/A

Form or Registration No.:                   N/A                    Date Filed:                      N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Media Release Macquarie Global Infrastructure Total Return Fund Inc. Announces Tender Offer Program

NEW YORK, October 17, 2012 Macquarie Global Infrastructure Total Return Fund Inc. (NYSE: MGU) announced today that the Fund’s Board of Directors has approved a tender offer for up to 20% of the Fund’s outstanding shares of common stock at a price equal to 95% of the net asset value per share, determined as of the business day immediately following the day the tender offer expires.

In addition, upon the prior occurrence of certain events as set out below as well as certain other terms and conditions, the Fund’s Board of Directors has approved a subsequent conditional tender offer for up to 10% of the then-outstanding shares of common stock at a price equal to 92% of the net asset value per share, determined as of the business day immediately following the day the subsequent conditional tender offer expires. The tender offers were approved by the Board in accordance with an agreement between the Fund and Western Investment LLC and certain of its affiliates.

The Fund intends to commence its initial tender offer for up to 20% of the outstanding shares of common stock on or about October 18, 2012 with the expiration date anticipated on or about November 16, 2012.

The Fund’s subsequent conditional tender offer is conditioned on meeting certain threshold requirements related to the amount of shares tendered pursuant to the initial tender offer and the discount at which the Fund’s shares trade from their net asset value during the 20-business day period beginning January 15, 2013 (“measuring period”). If more than 25% of the Fund’s outstanding shares of common stock are validly tendered and not withdrawn pursuant to the initial tender offer and if the Fund’s shares have traded at a market price that represents an average daily discount from net asset value of more than 8% during the measuring period, the Fund will commence a subsequent tender offer no later than fifteen business days following the end of the measuring period. The tender offer will be for up to 10% of the then-outstanding common stock at a price equal to 92% of the Fund’s net asset value per share, determined as of the business day immediately following the day the subsequent conditional tender offer expires. The average of the Fund’s daily premium or discount to net asset value for each trading day in the measuring period will be the percentage difference between the net asset value and the volume-weighted average price of the Fund on each trading day during the measuring period.

Further information about the initial tender offer and any subsequent tender offer will be announced via future press releases. The tender offers will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both.

Macquarie Global Infrastructure Total Return Fund Inc. is a non-diversified closed-end investment management company traded on the New York Stock Exchange under the symbol “MGU.” The Fund’s investment adviser is Macquarie Capital Investment Management LLC, which is a part of Macquarie Funds Group and a wholly-owned, indirect subsidiary of Macquarie Group Limited.

You may contact the Fund at 1-800-910-1434 for additional information such as the Fund’s net asset value per share, market price and other information, or consult the Fund’s web site at www.macquarie.com/mgu.

Data and commentary provided in this press release are for informational purposes only. Macquarie and its affiliates do not engage in selling shares of the Fund.

This press release is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares. The tender offers will be made, and the stockholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. The tender offers described in this announcement have not yet commenced. The solicitation and offer to buy shares will only be made pursuant to the offer to purchase and other tender offer documents that the Fund will disseminate to its stockholders. A free copy of the tender offer documents that will be filed by the Fund with the SEC may be obtained, when filed, from the SEC’s website at www.sec.gov or from the Fund’s website at www.macquarie.com/mgu, or by calling AST Fund Solutions, LLC at (800) 331-7024

(toll free). STOCKHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the Securities and Exchange Commission.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie’s main business focus is making returns by providing a diversified range of services to clients. Founded in 1969, Macquarie operates in more than 70 office locations in 28 countries and employs more than 14,200 people. Assets under management total approximately US$339 billion at March 31, 2012.

For further information, please contact:

Brad Frishberg, Director, Chief Executive

Officer and President of Macquarie Global

Infrastructure Total Return Fund Inc.

212 231 1000

Media contact:

Paula Chirhart

Corporate Communications, Macquarie Group

Tel: +1 212 231 1310

Stockholder contact

AST Fund Solutions, LLC at (800) 331-7024